File No. 70-

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM U-1

                         APPLICATION /DECLARATION
                                under the
               PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                   ***
                            Northeast Utilities
                    Western Massachusetts Electric Company
                         Holyoke Water Power Company
                            174 Brush Hill Avenue
                  West Springfield, Massachusetts 01090-0010

                      Northeast Utilities Service Company
                    The Connecticut Light and Power Company
                       Northeast Nuclear Energy Company
                               107 Selden Street
                            Berlin, Connecticut 06037

                    Public Service Company of New Hampshire
                    North Atlantic Energy Service Corporation
                                 1000 Elm Street
                          Manchester, New Hampshire 03105

                  (Name of companies filing this statement and
                     address of principal executive offices)

                                        ***

                                Northeast Utilities
                (Name of top registered holding company parent
                         of each applicant or declarant)
                                        ***

                                Robert P. Wax, Esq.
               Senior Vice President, Secretary and General Counsel
                                Northeast Utilities
                                   P.O. Box 270
                               Hartford, CT 06141-0270

                      (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices, and communications to:

                                  Richard M. Early
                                   Senior Counsel
                         Northeast Utilities Service Company
                                    P.O. Box 270
                              Hartford, CT 06141-0270

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.

     1. Northeast Utilities (NU), a registered holding company, Northeast Utilities Service Company (NUSCO), a wholly-owned subsidiary service company of NU, and certain of NU's subsidiaries, namely The Connecticut Light and Power Company, Holyoke Water Power Company, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, Public Service Company of New Hampshire, and Western Massachusetts Electric Company, hereby submit to the Commission an application/declaration (the Application) pursuant to Sections 6(a), 7, 9(a), 10 and 12(e) of the Public Utility Holding Company Act of 1935 (the Act) and Rules 42, 62 and 65 thereunder seeking Commission approval for
(a) the solicitation of proxies from NU's common shareholders seeking the approval of the adoption of the Northeast Utilities Incentive Plan (the Incentive Plan) and the Northeast Utilities Employee Share Purchase Plan (the Employee Share Purchase Plan, and with the Incentive Plan, collectively, the Plans), which contemplate the issuance of NU's Common Shares, $5.00 par value (NU Common Shares) and derivative securities thereof for use as awards and grants thereunder, subject to the limitations set forth therein, and (b) the use of newly-issued NU Common Shares and derivative securities thereof, and the use of reacquired NU Common Shares, under the Plans and as employee incentive compensation from time to time, all as described herein.

     2. The Incentive Plan and the Employee Share Purchase Plan were adopted by action of NU's Board of Trustees (the Board) on January 13, 1998, subject to shareholder approval at the Annual Meeting of Shareholders to be held May 12, 1998. If approved by the shareholders, the Plans will be effective as of January 1, 1998. A draft of the proposed proxy statement disclosure regarding the Plans is filed herewith as Exhibit A.2. Copies of the Incentive Plan and the Employee Share Purchase Plan are filed herewith as Exhibits A.3 and A.4, respectively.

     3. The Incentive Plan will replace the Northeast Utilities Executive Incentive Plan (the EIP) (See Holding Co. Act Rel. No 25297, dated April 12, 1990, in File 70-7992). It will be administered by the Compensation Committee of the Board, or its delegate (collectively, the Committee). The Incentive Plan provides greater flexibility than the EIP in that it not only provides for the kinds of incentive awards now permitted but also allows the use of stock options and other derivatives as incentive compensation. It also benefits the Company, its shareholders, customers and employees by allowing the use of incentive compensation that qualifies as "qualified performance-based compensation" for purposes of the $1 million cap on deductibility of certain executive compensation under section 162(m) of the Internal Revenue Code of 1986, as amended (the Code). Thus certain qualifying awards will be wholly tax-deductible if the Incentive Plan can be implemented.

     4. The Incentive Plan provides for (a) annual cash or stock-based bonus awards for eligible officers of NU and participating subsidiaries based on fulfillment of various company and individual performance goals and (b) stock-based incentive compensation grants for eligible officers, employees and contractors of NU and participating subsidiaries of NU. Such grants may take the form of stock options (either incentive stock options under Section 422 of the Code or non-qualified stock options), restricted stock, stock appreciation rights (SARs), or performance units whose value depends on the value of NU Common Shares from time to time.

     5. The Incentive Plan also provides for the grant to non-employee Trustees of NU, upon election to the Board of Trustees and annually thereafter, of non-qualified options to purchase 2,500 NU Common Shares at a price equal to fair market value as of the date of the grant. Such options will have a term of ten years from the date of grant. Half of each such grant will be exercisable immediately following grant, while the other half will become exercisable on the first anniversary of the grant, if the non-employee Trustee still holds office on that date.

     6. The Incentive Plan authorizes NU, if NU Common Shares are to be included in any award or grant, to obtain shares for such purpose through open market purchases, through issuance of treasury shares or authorized but unissued shares, or through some combination thereof. The maximum number of NU Common Shares that may be utilized for share-based awards or grants under the Incentive Plan in any calendar year is one percent of the outstanding NU Common Shares as of the end of the preceding calendar year. Based on the issued and outstanding NU Common Shares on December 31, 1997, this restriction would permit 1,368,421 NU Common Shares to be used for awards and grants to participants in 1998 under all programs under the Incentive Plan. This share limit is subject to adjustment in the event of a recapitalization, stock split, merger, combination, exchange or similar corporate transaction. Shares that are eligible to be used for awards and grants under the Incentive Plan but are not so used, or shares that are so used but are forfeited by the recipient or that underlie options or SARs that terminate, expire, or are canceled, forfeited, exchanged or surrendered without having been exercised cumulate and may be used for awards or grants in subsequent years in addition to those shares made available under the limit described above. No more than thirty percent of the shares available for use under the Incentive Plan in any calendar year may be used with respect to grants of restricted stock or performance units under the Incentive Plan in such year. Based on the issued and outstanding NU Common Shares on December 31, 1997, this restriction would permit 410,526 NU Common Shares to be used for restricted stock or performance unit grants in 1998.

     7. The Incentive Plan terminates ten years from its effective date, unless earlier terminated by the Board or extended by vote of the Board subject to shareholder approval. In the event of a change of control, as defined in the Incentive Plan, unless the Committee determines otherwise, all options, restricted stock and SARs granted under the Incentive Plan will become fully vested, and grantees holding performance units will receive payment in settlement of the units based on the target payment for the performance period and the portion of the performance period that precedes the change of control.

     8. Under the Employee Share Purchase Plan, eligible employees of participating subsidiaries of NU will be given the opportunity to purchase newly-issued NU Common Shares periodically through payroll deduction. Purchases will be made on the last day of each purchase period as established by the Committee, at a discounted price. The price will be 85 percent of the lower of the closing market price on the first day or the last day of the purchase period, unless a higher price (not to exceed the lower of the closing market price on the first day or the last day of the purchase period) is set by the Committee prior to the commencement of the purchase period. Officers who receive stock option grants under the Incentive Plan described above will not be eligible for the discounted price but may purchase shares under the Employee Share Purchase Plan at a price equal to the lower of the fair market value of an NU Common Share on the first or last day of the purchase period. The Employee Share Purchase Plan is intended to be an "employee stock purchase plan" as described in Section 423 of the Code.

     9. Shares purchased pursuant to the Employee Share Purchase Plan will be held in participant accounts to be established by Northeast Utilities Service Company until withdrawn by the participant. Such shares may not be sold or otherwise transferred by the participant for six months following the date of purchase. Dividends on such shares will be reinvested into additional shares under NU's Dividend Reinvestment Plan (see Holding Co. Act Rel. No. 26279, dated April 26, 1995, in File No. 70-7701).

     10. The Employee Share Purchase Plan will terminate ten years from its effective date, unless terminated earlier by the Board. The maximum number of shares that may be issued for purchases under the Employee Share Purchase Plan in any calendar year is one-half of one percent of the number of shares outstanding as of the last day of the previous calendar year. This limitation is subject to adjustment in the event of a recapitalization, stock split, merger, combination, exchange or similar corporate transaction. Shares that are eligible to be used for purchases under the Employee Share Purchase Plan but are not so used cumulate and may be used for purchases in subsequent years in addition to those shares made available under the limit described above. Based on the issued and outstanding NU Common Shares on December 31, 1997, this restriction would permit 684,210 NU Common Shares to be issued to fund purchases by Employee Share Purchase Plan Participants in 1998.

     11. Applicants also request authorization to issue an additional 1.3 million NU Common Shares (less than one percent of the shares outstanding as of December 31, 1997) during the years 1998 through 2007 to be used to provide incentive compensation to employees and non-employee Trustees other than through grants and awards under the Incentive Plan. Applicants have from time to time provided certain new and other key employees with incentive grants of NU Common Shares from time to time, subject to certain restrictions on ownership and transfer (See Holding Co. Act Rel. No. 26204, dated December 28, 1994, in File No. 70-8515). Non-employee Trustees of NU have received compensation in the form of NU Common Shares (See Holding Co. Act Rel. Nos. 25842, dated June 30, 1993 and 26368, dated September 5, 1995, in File No. 70-8080). When such shares are issued for such purposes, they have been acquired by NUSCO on the open market for the respective accounts of the recipient employees and Trustees. Applicants intend to continue this practice of providing compensation in the form of NU Common Shares to eligible employees and non-employee Trustees. One intended use of such shares is to provide employer matching contributions pursuant to Section 4.3 of the Northeast Utilities Deferred Compensation Plan for Executives (the Deferred Compensation Plan), adopted by the Board on January 13, 1998. A copy of the Deferred Compensation Plan is filed herewith as Exhibit A.5. Other intended uses of such shares are to fund bonuses upon commencement of employment and awards under periodic incentive plans. Such shares may be issued subject to such limitations or restrictions as may be deemed appropriate by the Applicants.

     12. Approval of the Incentive Plan and the Employee Share Purchase Plan by NU's common shareholders will require the affirmative vote of the holders of a majority of the NU Common Shares present or represented at the 1998 Annual Meeting of Shareholders. Shareholder approval is required pursuant to Article (19) of NU's Declaration of Trust, a copy of which is filed herewith as Exhibit A.1, in order to issue NU Common Shares not subject to pre-emptive rights. No shareholder approval is required for the use of NU Common Shares as contemplated by Paragraph 11 above.

     13. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an exempt wholesale generator or a foreign utility company. None of the proceeds from the transactions proposed herein will be used by the Company to acquire any securities of, or any interest in, an exempt wholesale generator or a foreign utility company.

The NU system is in compliance with Rule 53(a), (b) and (c), as demonstrated by the following determinations:

        (i) NU's aggregate investment in EWGs and FUCOs (i.e. amounts invested in or committed to be invested in EWGs and FUCOs, for which there is recourse to NU) does not exceed 50 percent of the NU system's consolidated retained earnings as reported for the four most recent quarterly periods on NU's Form 10-K and 10-Qs. At September 30, 1997, the ratio of such investment ($78 million) to such consolidated retained earnings ($702 million) was 11.1 percent.

        (ii) Ave Fenix Energia S.A. and Plantas Eolicas S.A. (NU's only EWGs or FUCOs at this time) (collectively, EWGs/FUCOs) maintain books and records and prepare financial statements in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request.

        (iii) No employees of the NU system's public utility companies have rendered services to the EWGs/FUCOs.

        (iv) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificates that have been filed with the Commission under Rule 53 and (b) a copy of Item 9 of Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of the NU system public utility companies.

        (v) Neither NU nor any NU subsidiary has been subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding. In addition, although NU's average consolidated retained earnings ("CREs") for the four most recent quarterly periods has decreased by 10 percent or more from the average for the previous four quarterly periods (at 9/30/96, NU's CREs were $941 million; at 9/30/97, NU's CREs were $702 million), NU's aggregate investment in EWGs/FUCOs at September 30, 1997 ($78 million) did not exceed two percent of NU's consolidated capital invested in utility operations ($133.7 million).

        (vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs, unless such losses did not exceed 5 percent of NU's consolidated retained earnings.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.

     14. The estimated fees, commissions, and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transactions will be specified in Exhibit H (to be filed by amendment).

     15. None of such fees, commissions, or expenses are to be paid to any associate company or affiliate of the Companies or any affiliate of any such associate company except for financial, legal, and other services to be performed at cost by NUSCO, an affiliated service company.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

     Sections 6(a) and 7 of the Act and Rule 50 thereunder apply to the issuance by NU from time to time of authorized but unissued shares and treasury shares in connection with the Plans as described above and may apply to the use by NUSCO and other Applicants of NU Common Shares in compensation programs described in paragraph 12. Sections 9(a) and 10 of the Act and Rule 42 thereunder apply to NU's acquisition of NU Common Shares from Plan participants upon the forfeiture thereof if applicable vesting requirements or forfeiture restrictions are not satisfied. Section 12(e) of the Act and Rules 62 and 65 thereunder apply to the proxy solicitation as described above

ITEM 4. REGULATORY APPROVAL.

     No commission, other than this Commission, has jurisdiction over the Applicants with respect to any of the proposed transactions described in this Application.

ITEM 5. PROCEDURE.

     In order for NU to complete the printing of proxy cards and proxy statements for the 1998 Annual Meeting and to permit at least 60 days for the solicitation of proxies, NU requests that the Commission issue an order on or before March 13, 1998 declaring this Application effective with respect to the solicitation of proxies from the holders of NU Common Shares in connection with shareholder approval of the Plans, as provided by Rule 62 under the Act. The Commission is requested to issue its further order on or before May 12, 1998 permitting the Application to become effective as to all other matters described herein.

     Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission. It consents that the Office of Public Utility Regulation within the Division of Investment Management may assist in the preparation of the Commission's finding and/or order and hereby requests that the Commission's orders become effective forthwith upon issuance.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

     The following exhibits and financial statements are filed as part of this application:

(a) Exhibits:

Exhibit A.1 -- Declaration of Trust of Northeast Utilities, as amended, incorporated by reference to Exhibit 3.1.1 of the 1988 Annual Report on Form 10-K of Northeast Utilities (File No. 1-5324)

Exhibit A.2 -- Draft of Proposed Proxy Solicitation

Exhibit A.3 -- Proposed Incentive Plan

Exhibit A.4 -- Proposed Employee Share Purchase Plan

Exhibit A.5 -- Form of Deferred Compensation Plan for Executives

Exhibit B -- None

Exhibit C -- None

Exhibit D -- None

Exhibit E -- None

Exhibit F -- Opinion of Counsel (to be filed by Amendment).

Exhibit G -- Form of Notice.

Exhibit H -- Fee Statement (to be filed by Amendment)

(b) Financial Statements: Financial statements are omitted since they are not deemed relevant for a proper disposition of the proposed transactions by the Commission.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     This Application relates to the implementation by NU of a new incentive plan and employee share purchase plan and the solicitation of proxies from the holders of NU Common Shares with respect thereto, and to the issuance of additional NU Common Shares. As such, it is believed that the granting and permitting to become effective of this Application will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                              SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY
HOLYOKE WATER POWER COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
WESTERN MASSACHUSETTS ELECTRIC COMPANY
NORTHEAST NUCLEAR ENERGY COMPANY
NORTH ATLANTIC ENERGY SERVICE CORPORATION


By /s/John B. Keane
   Vice President and Treasurer


Dated: March 4, 1998